SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No  ☒

Table of Contents

Press Release of 16 May 2013 — The board of directors of Coca-Cola HBC AG (“Coca-Cola HBC”) proposes a dividend of EUR 0.34 per share

Coca-Cola HBC AG

The board of directors of Coca-Cola HBC AG proposes a dividend of

EUR 0.34 per share

Zug, Switzerland — 16 May 2013 — Coca-Cola HBC AG (“Coca-Cola HBC”) today announces that on 15 May 2013, the board of directors of Coca-Cola HBC (the “Board of Directors”) decided to propose to its shareholders the distribution of a EUR 0.34 dividend per share. The dividend is to be paid out of Coca-Cola HBC’s capital contribution reserves and the total aggregate amount is capped at CHF 200 million. In case the cap is exceeded, the euro per share dividend amount will be reduced on a pro rata basis. The declaration of such dividend will be subject, among other things, to the shareholders’ approval at an extraordinary general meeting of Coca-Cola HBC, which is expected to take place in June 2013.

Subject to the approval of the dividend by Coca-Cola HBC’s shareholders and to the prior completion of the Greek statutory squeeze-out of the remaining Coca-Cola Hellenic Bottling Company S.A. minority shareholders, the Board of Directors currently anticipates that the dividend will be paid on 23 July 2013 to holders of Coca-Cola HBC shares on the record date 28 June 2013. The shares are expected to be traded ex-dividend as of 26 June 2013, in which case the last day on which the shares may be traded with entitlement to receive dividends will be 25 June 2013. In the event that the statutory squeeze-out is delayed, the Board of Directors expects to postpone the ex-dividend date, the record date and the payment of the dividend until after the completion of the Greek statutory squeeze-out.

The Greek statutory squeeze-out application, once filed by Coca-Cola HBC, is subject to the approval by the Hellenic Capital Market Commission (the “HCMC”) and therefore the related timetable is not within the control of Coca-Cola HBC. Accordingly, the timetable for the proposed dividend may be delayed. Coca-Cola HBC will confirm the proposed dividend timetable or communicate any amendments by way of a further RNS announcement as soon as practicable following the decision of the HCMC to approve the Coca-Cola HBC Greek statutory squeeze-out application.

Enquiries

Coca-Cola HBC AG
Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email: panagiotis.vergis@cchellenic.com

Eri Tziveli	Tel: +30 210 618 3133
Investor Relations Manager	email: eri.tziveli@cchellenic.com

Corporate brokers:

Credit Suisse	Tel: +44 20 7888 8888
George Maddison	email: george.maddison@credit-suisse.com
Tristan Lovegrove	email: tristan.lovegrove@credit-suisse.com

J.P. Morgan Cazenove	Tel: +44 20 7251 3801
Laurence Hollingworth	email: laurence.hollingworth@jpmorgancazenove.com
James Mitford	email: james.mitford@jpmorgancazenove.com

International media contact:

RLM Finsbury	Tel: +44 20 7251 3801
Guy Lamming	email: guy.lamming@rlmfinsbury.com
Charles Chichester	email: charles.chichester@rlmfinsbury.com

Greek media contact:

V+O Communications	Tel: +30 211 7501223
Mary Andreadi	email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahbcag.com/.

Important Notices

Coca-Cola HBC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2013	Coca-Cola HBC AG

	By:	/s/ MICHALIS IMELLOS
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development